Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 2, 2006, except with respect to our opinion on the consolidated financial statements insofar as it relates to the change in segment operating performance measures discussed in Note Q, as to which the date is November 13, 2006, relating to the financial statements, financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in the Company’s Current Report on Form 8-K, filed with the SEC on November 13, 2006. We also consent to the reference to us under the heading “Experts” in such  Registration Statement.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 2, 2007